Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | April 14, 2025

Name of Registrant: U.S. Bancorp

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

U.S. Bancorp (USB)

Preventing Politicized Debanking: Vote YES on Proposal 4

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges U.S. Bancorp shareholders to vote YES on Proposal #4, “Report on Risks of Politicized De-banking.”

      Background

Debanking based on a client’s political or religious affiliation is quickly becoming one of the most hot-button topics for companies in the financial services industry. As companies like Bank of America take flack from the federal government for debanking controversies, shareholders deserve to know that the institutions stewarding their finances are committed to political neutrality and avoiding such controversies in their future.

U.S. Bancorp is no exception. Overly lax policies, including the use of vague & subjective terms like ‘social risk’ and ‘hate speech’ in account suspension protocols, can legitimize de-banking clients on political or ideological grounds, and expose the company to brand damage, regulatory scrutiny, and costly legal challenges. Financial institutions serve a critical function in the economy and are rightly expected to operate in a viewpoint-neutral manner. Recent political and public backlash against perceived ideological discrimination in financial services highlights the risk to U.S. Bancorp’s brand and public trust if neutrality is not clearly upheld. Furthermore, evidence suggests that questionable de-banking by large financial institutions is on the rise and poses risks to companies. As noted by leading religious freedom litigator Alliance Defending Freedom, shareholders should call for reports on politicized de-banking for at least four reasons:

●While many banks have public policies that show they are susceptible to de-banking, there are likely many more problematic policies and practices not publicly available. Without focused scrutiny, there is no way for management or shareholders to assess where safeguards are needed to protect against misapplication or abuse of vague and subjective standards.

●Examining the potential risks associated with politicized de-banking would allow shareholders to assess the degree to which portfolio companies are prioritizing social or political factors immaterial to the financial merit of client relationships. That is important both in terms of their ability to hold management accountable for fulfilling their fiduciary duty, and for ensuring that companies avoid positions that serve narrow interests at the expense of shareholders overall.

●Shareholder resolutions signal to management that risks associated with politicized de-banking should be taken seriously. The proposed resolution offers an ideal opportunity to support a measured proposal that effectively communicates the need for greater accountability and transparency on an issue of material consequence to the company and its shareholders.

U.S. Bancorp’s fiduciary responsibility requires the company to prioritize shareholder value, not pursue ideological objectives. When financial service decisions are perceived as politically motivated, the risk of alienating current and prospective clients—and weakening investor confidence—increases.

We are not advocating for the tolerance of illegal or unethical activity, and no fiduciary advocate would. Companies need debanking protocols — no serious shareholder would argue otherwise. Rather, we are calling for U.S. Bancorp to codify a commitment to viewpoint neutrality and non-discrimination where lawful activity and constitutionally protected speech are concerned. Ensuring that financial services are not withheld based on political beliefs is a basic tenet of fairness and an essential guardrail for long-term value creation.

And financial institutions are taking this guardrail seriously. Charles Schwab, for example, recently agreed to include a prohibition on politicized debanking in its forthcoming 2025 ESG report in response to shareholder engagement. JPMorgan Chase’s recent commitment1 to prohibiting politicized debanking is perhaps the gold standard. In response to shareholder advocacy, Chase agreed to guarantee that customers cannot be debanked based on their political affiliation/viewpoint and review other areas of shareholder concern regarding biased policies. If the world’s largest bank can commit itself to political neutrality in debanking policies, restoring shareholder trust/brand confidence by doing so, there’s no reason U.S. Bancorp can’t do the same.

      Conclusion

Chase’s example2 of openness to shareholder concerns, acknowledgement of the significant brand damage done by politicized debanking, and willingness to engage in constructive dialogue is one that U.S. Bancorp should be seeking to emulate.

This proposal3 is a common-sense step toward reinforcing U.S. Bancorp’s commitment to fiduciary duty, operational integrity, and equal access to essential financial services. We urge

1 https://wng.org/opinions/open-for-business-1742365731

2 https://www.dailywire.com/news/major-win-jpmorgan-chase-ends-political-debanking

3 US Bancorp Proxy Statement 2025

shareholders to uphold the standards of neutrality and fairness that are indispensable to a successful financial institution, and vote FOR proposal No. 4.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.